Filed by RightCHOICE Managed Care, Inc. pursuant to
        Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12of the Securities Exchange
                                                Act of 1934.

            Subject Company:  RightCHOICE Managed Care, Inc.
                          Commission File Number:  001-15907


This filing relates to a proposed merger between RightCHOICE
Managed Care, Inc. and WellPoint Health Networks Inc.
pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 17, 2001, among RightCHOICE,
WellPoint and RWP Acquisition Corp.

Cautionary Statements

This document contains forward-looking statements. RightCHOICE intends that these forward-looking statements be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and are naturally subject to risks, uncertainties and changes in circumstances. These forward-looking statements are not guarantees of future performance. Actual results may differ materially from the expectations described in this document due to, among other things, the factors detailed in the company's filings with the SEC, including the factors detailed under the caption "Factors That May Affect Future Results of Operations" in RightCHOICE's Annual Report on Form 10-K for the year ended December 31, 2000, and otherwise described in the quarterly reports on Form 10-Q, to which readers are referred. RightCHOICE is under no obligation, and expressly disclaims any obligation, to update or alter these forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information About the Merger and Where to Find It

This document may be deemed to be solicitation material in respect of the proposed merger of RightCHOICE and WellPoint. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Stockholders of RightCHOICE are encouraged to read the registration statement, including the final proxy statement-prospectus that will be part of the registration statement, because it will contain important information about the proposed merger. After the registration statement is filed with the SEC, it and any amendments thereto will be available for free both on the SEC's web site (www.sec.gov) and from RightCHOICE's and WellPoint's respective corporate secretaries. RightCHOICE and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the interests of RightCHOICE's directors and executive officers will be included in the final proxy statement-prospectus.

                         *    *    *

On October 18, 2001, RightCHOICE posted the following
Frequently Asked Questions on its internal intranet:

FREQUENTLY ASKED QUESTIONS

IF I HAVE A QUESTION, WHOM CAN I CONTACT?
Initial information is available through the resources listed below and we will follow-up with additional information as it becomes available.

 * Internet - www.bcbsmo.com
 * Questions via e-mail - questions@bcbsmo.com
Just ask your question and someone from Communications or Human Resources will respond.
 * HealthLink - HealthLink Intranet or contact your human resources representative

Paper copies also are available in the Human Resources office at each location. Your Human Resources representative at BCBSMo and HealthLink should also be able to answer questions.

In addition, a special transition newsletter will be distributed to answer the most commonly asked questions.

WHEN WILL THIS PROPOSED MERGER OCCUR? WHEN WILL THE SALE BE
FINAL?
The merger agreement was officially signed on Wednesday, October 17, 2001. This merger is expected to close during the 1st Quarter 2002 and is subject to customary closing conditions, including federal and state regulatory, Blue Cross and Blue Shield Association and shareholder approvals.

WHO WILL MANAGE THE COMPANY?
RightCHOICE will become a part of WellPoint. John O'Rourke will become President of Wellpoint's Midwest Region. He will be responsible for Blue Cross and Blue Shield of Missouri, HealthLink and Unicare's Midwest business.

WILL THE COMPANY'S HEADQUARTERS REMAIN IN MISSOURI?
Yes.

WILL MISSOURI BE THE HEADQUARTERS FOR THE WELLPOINT MIDWEST
REGION?
Yes, and we will continue to have significant operations in Illinois and a presence in other Midwest states.

WILL THE NAME OF BLUE CROSS AND BLUE SHIELD OF MISSOURI
CHANGE?
We will continue to use the name Blue Cross and Blue Shield of Missouri.

WILL HEALTHLINK'S HEADQUARTERS REMAIN IN MISSOURI?
Yes.

WILL THE NAME OF HEALTHLINK CHANGE?
The HealthLink name will continue to be used.

WHAT WILL BE THE IMPACT ON EMPLOYEES? WILL I LOSE MY JOB? WILL MY JOB CHANGE? WILL I HAVE A DIFFERENT BOSS? WHAT ABOUT PAY, MEDICAL BENEFITS, DENTAL BENEFITS, 401(K), PENSION, VACATION, HOLIDAYS, ETC?
We will have transition teams working on the details and we'll communicate them as soon as we learn them. We are committed to communicating with you on a frequent basis. As a result of affiliating with a larger national organization, we expect to generate greater opportunities for our employees.

HOW WILL WE MANAGE THE TRANSITION?
Alice Rosenblatt, senior vice president of Integration
Planning and Implementation for WellPoint, will be working with RightCHOICE senior management on the transition process. Integration teams with members from WellPoint and RightCHOICE will be established to address all integration issues.

WHAT WILL BE THE IMPACT OF THE MERGER ON 2001 EMPLOYEE
INCENTIVE PLANS AND RETENTION PROGRAMS?
There will be no impact on the 2001 incentive plans and retention programs. We will be paying these incentives and retention payments as previously scheduled. The 2002 plans may change, but this has not been decided yet.

WHAT WILL HAPPEN TO MY EXISTING RIT STOCK OPTIONS?
A special communication will be provided to those who hold
RIT stock options.

FROM A STRATEGIC VIEWPOINT, WHAT DOES IT MEAN TO RIGHTCHOICE MANAGED CARE INC.? WHAT ARE THE ADVANTAGES OF THIS TRANSACTION? WHY ARE YOU DOING IT?
We think that it's a win/win situation. Our tradition as Blue Cross and Blue Shield of Missouri and HealthLink continues, yet as part of WellPoint, we can offer a broader array of health plans, be a more competitive player in our markets, accelerate our technology investments and offer more opportunity to our employees. Our community, our members, our employees and shareholders all stand to benefit from this merger.

Health care is increasingly competitive and to be successful over the long term we need to be strategically positioned to provide our members with access to the wide range of healthcare products and services that are competitively
priced and delivered locally.   This merger allows us the
opportunity to grow our market share while delivering more value to our customers.

This business combination is a good strategic fit. Both companies have tremendous experience in skillfully managing risk and non-risk business and share enviable track records in creating successful organizations.


WILL WE STILL BE CONCERNED ABOUT OUR MEMBERS AS WELL AS THE
PEOPLE IN MISSOURI?
The success of our business has always come from being member-focused. Through this new business combination, our member focus will not change.

This deal is good for Missourians. On a combined basis, our reorganization and this proposed business combination will generate nearly nine hundred million dollars in value for the Missouri Foundation for Health, which in turn will use this money to improve the overall health care within the state.

WILL THIS RESULT IN HIGHER OR LOWER PREMIUM RATES?
There will be no increase in premium rates as a result of this merger. Rates go up because health care costs more.
Over time, we plan to offer members a broader choice of products with features and premiums that work for them and their families.

WILL MEMBERS NEED TO CHANGE INSURANCE CARDS? OR DRUG CARDS?
WILL MEMBERS HAVE TO CHANGE DOCTORS?
Members can continue to use health benefits and visit current doctors. There are no immediate changes as a result of this transaction.

WILL MEMBERS SEE AN IMMEDIATE CHANGE IN COVERAGE? WILL
MEMBERS LOSE COVERAGE?
Members will not see an immediate change in coverage or lose coverage as a result of this transaction. We hope to offer a broader choice of programs and premiums in the coming years.


HOW WILL BLUE CROSS AND BLUE SHIELD OF MISSOURI FIT INTO
WELLPOINT?
Blue Cross and Blue Shield of Missouri will become part of WellPoint's Midwest Region. It will continue to operate as a Blue Cross Blue Shield affiliate licensee with the primary license being held by WellPoint.

WHERE WILL NETWORK CONTRACTING AND BENEFIT PLAN PRICING BE
MANAGED?
Transition teams will be working on items like this. We'll benefit from access to WellPoint's much larger base of data to help us more effectively manage risk and price our programs.

WILL THERE BE CHANGES IN THE PRODUCT LINE?
We plan to offer more types of health plans and programs for members to choose from in the future.

WHY ARE YOU DOING THIS?
Our goal for the company and our responsibility to our shareholders and members is to maximize long-term value.
Although we believe that RightCHOICE has a very bright future on a stand-alone basis, this merger at this time offers significant value to our stockholders and members.

WHAT IS THE TOTAL VALUE OF THE DEAL?
$1.3 billion - or $66 per share for RightCHOICE stock.

DO YOU EXPECT ANY CHALLENGE FROM REGULATORS, THE BLUE CROSS
AND BLUE SHIELD ASSOCIATION, MEMBERS OR THE COMMUNITY?
We're not aware of any challenges.

HAS THE MISSOURI FOUNDATION FOR HEALTH AGREED TO THE SALE?
The Missouri Foundation for Health owns 57 percent of the stock, or 11.1 million shares. The Foundation has agreed to vote its shares in favor of the transaction.

WILL CONTRACTS WITH BROKERS CHANGE?
Brokers will still work with Blue Cross and Blue Shield of Missouri, RightCHOICE Insurance Company and HealthLink - so there's no change on a local basis as a result of this merger. In instances where we work on a multi-state basis, we hope to enhance these relationships over time.

WILL CONTRACTS WITH PROVIDERS CHANGE?
Providers will continue to work with Blue Cross and Blue Shield of Missouri and HealthLink. Current contracts will remain in place. We hope that we can continue to improve these relationships over time by virtue of adding additional volume, including Unicare.

WellPoint recognizes and highly regards RightCHOICE's ongoing provider relations programs and efforts. This business combination will strengthen these efforts and will tap into RightCHOICE's proven expertise in this critical area.

TELL ME ABOUT WELLPOINT?
This merger aligns us with one of the top five managed care companies in the United States. Fortune Magazine ranked WellPoint as one of the most admired healthcare companies on its annual list of America's most admired companies over the last three years, and praised their customer-focused
products and services.    As one of the nation's largest
publicly traded health care companies serving the needs of more than 9.8 million medical members and more than 42 million specialty members nationwide, the WellPoint family of companies employs approximately 14,000 full-time associates.

WellPoint serves its customers through Blue Cross of California in California, Blue Cross and Blue Shield of
Georgia in Georgia and UNICARE in other parts of the country.

WellPoint has earned a reputation for their ability to develop member-friendly products designed to meet quickly emerging market trends and roll them out successfully.
This is consistent with our member focus and with our success in delivering competitively priced choices in healthcare benefits, which allows us to expand our strong market position in Missouri and the Midwest.